SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT ON FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 26, 2002 PE

AGRIUM INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada	~~**0-25742**~~ 1-14460	**91-158568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13131 Lake Fraser Drive Calgary, Alberta, Canada T2J 7E8

(Address of principal executive offices)

Registrant's telephone, including area code: **(403) 225-7000**

Former name or former address, if changed since last report: **Suite 426, 10333 Southport Road SW, Calgary, Alberta, Canada, T2W 3X6**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F **X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

B.G. Waterman
Senior Vice President, Finance and Chief Financial Officer

EXHIBIT LIST

Press Release #02-007 dated May 2, 2002 (as issued by the Registrant and as filed with The Toronto Stock Exchange).

Agrium

NEWS RELEASE
& Q1 INTERIM REPORT

First quarter results as anticipated.

02-007

Date: May 02, 2002

Contact:
Investor/Media Relations:
Jim Pendergast
Tel: (403) 225-7357
Fax: (403) 225-7609

E-mail: investor@agrium.com
WWW: http://www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta - Agrium Inc. (TSE and NYSE: **AGU**) announced today that its net loss for the first quarter ended March 31, 2002, was $27-million ($0.25 per common share), before net losses in Argentina from currency translation (Argentine Charges). This compares to net earnings of $7-million ($0.04 per common share) for the same period in 2001. After including the Argentine Charges, the net loss for 2002 was $36-million ($0.33 per common share).

"Agrium's quarterly earnings reflect the current low international and domestic prices for nitrogen," said John Van Brunt, Agrium's President and CEO. "Weather related problems in many growing regions of the world in early 2001 led to a drop of approximately three percent in global demand for all of the major nutrients for the year. Along with weakening industrial demand in the latter half of 2001, as a result of the global economic slowdown, a temporary oversupply situation was created which depressed prices. Although international supply and demand fundamentals are improving, prices have not yet reflected this, particularly in our primary markets."

Despite the current weak conditions, there are a number of signs pointing to a recovery in fertilizer markets. The U.S. Department of Agriculture is forecasting a three million acre increase in U.S. corn acreage this year to 79 million acres, a recovery from the four million acre decline in 2001. Corn is a key indicator of fertilizer demand because it has the highest nutrient input requirement among the major commodity crops. Secondly, China gained admission to the World Trade Organization (WTO) effective January 1, 2002. This is a significant development as China is the world's largest consumer of nutrients and is expected to resume importing nitrogen for the first time since mid-1997. China is also expected to increase its imports of phosphate and potash. Thirdly, North American fertilizer inventory levels have declined, and at the end of March 2002, were below the 5-year average for both nitrogen and phosphate. Finally, the world grain stocks-to-use ratio, a key predictor of grain prices, is projected to fall once again this year to the lowest level since 1995/1996, the last peak in international grain prices. These factors are positive for the industry in the medium-term.

While nitrogen prices remained weak throughout the first quarter of 2002, North American natural gas prices rallied late in the quarter. This created negative cash margins for some U.S. producers as natural gas is the largest cost component of nitrogen production. As a result, a number of North American producers announced temporary closures or reduced production of nitrogen plants in late March and

April. Currently, the North American nitrogen industry is operating at about 70 percent of capacity, down from the 90 percent it operated at during most of the winter. These production curtailments are adding to an already tightening global nitrogen supply and demand balance and as a result, international and gulf ammonia prices recently started to react. In early April, the U.S. Gulf coast ammonia price jumped $16 from its previous level of $127 per tonne but this increase has not yet been reflected in our key markets due to competitive pressures. However, global urea inventories currently remain somewhat high and accordingly, prices have not yet rallied and are not expected to do so until the second half of the year.

NYMEX, the North American benchmark, 3-day average natural gas price averaged $2.38 per MMBtu during the first quarter 2002 compared to $7.27 for the same period of 2001. Agrium's first quarter natural gas costs were $2.39 per MMBtu, compared to $2.95 for the same period of 2001. The 2002 first quarter gas costs incorporate approximately $17-million in hedging losses from contracts entered into in 2001 and previously. Of this amount approximately $6-million has been included in inventory at March 31, 2002 and the remainder expensed as cost of product sold or other expense. Based on existing hedging contracts in place and the current forward strip, the expected additional natural gas hedging loss for the remainder of 2002 is approximately $17-million. This is an improvement of $13-million from the previously forecasted hedging losses of $47-million stated in the fourth quarter news release.

FIRST QUARTER HIGHLIGHTS

- **Argentina currency translation.** The Argentina situation remains volatile as the Argentine Peso continued to weaken against the U.S. dollar throughout the first quarter. The Peso closed at a rate of three Pesos to one U.S. dollar at the end of the first quarter. The net charge Agrium recorded in the first quarter 2002 relating to this further weakening was $9-million, comprised primarily of additional losses on long-term Value-Added Tax receivables from the Argentine government of $15-million offset by gains on other Peso denominated net liabilities of $6-million. In addition, further losses of $33-million relating to retail operations have been reflected directly in the cumulative translation account in shareholder's equity.
- **11.2 million common share equity offering.** On March 5, 2002, Agrium announced that it had entered into an agreement to sell 11.2 million common shares at $9.85 per common share to a syndicate of underwriters on a "bought-deal" basis. The offering closed on March 20, 2002, and Agrium received net proceeds of $106-million from the underwriters. This offering increased Agrium's outstanding common shares from 115 million shares to 126 million shares. The net proceeds of the offering were used to repay existing bank indebtedness.

OUTLOOK

In North America, the outlook is for a recovery in volumes from the poor spring season of 2001, driven primarily by more favourable weather conditions and higher corn acreage. U.S. farmers are looking at essentially flat pricing year-over-year for the major commodity crops. In Canada, however, prices for wheat, barley and canola are all up; the wheat price partly due to the weaker Canadian dollar. Farmers are also facing significantly lower input costs this year, especially for nitrogen.

There are still concerns over drought for certain areas in Western Canada, especially in Saskatchewan and southern Alberta. In the Pacific Northwest, moisture conditions have improved significantly over last year. The combination of good winter precipitation and greater snow pack in the mountains for irrigation water has alleviated many of the concerns facing farmers last year. Fertilizer shipments during the fall of 2001 and the first quarter of this year are still well below the previous years' numbers. This indicates that this year's spring sales volumes should be up over spring sales volumes in 2001. However, competitive pressures are expected to result in lower nitrogen prices and lower nitrogen margins and therefore lower overall gross profit in the first half of 2002 compared to the first half of 2001.

April Retail sales activity for the Pacific Northwest is encouraging. The Idaho and Oregon areas in particular are displaying strong sales activity. The Washington area outlook continues to be positive but sales will occur somewhat later than normal. The attitudes in the U.S. Midwest are also optimistic. Lower nitrogen prices and increased corn acres should result in more fertilizer sales tonnes.

Currently, Agrium is 22 percent financially hedged and 57 percent hedged in total for the remainder of 2002 for natural gas. Financial hedges are forward contracts entered into to secure natural gas pricing for North American fertilizer production. The total hedge position includes these financial hedges and natural gas purchased under fixed base-price contracts for Kenai, Alaska and Argentina. Agrium has also locked in a favourable differential between NYMEX and AECO on approximately 25 percent of its North American requirement for the remainder of the year to preserve its cost advantage.

The recent increase in international ammonia prices improves the outlook for sales from Agrium's Kenai, Alaska facility and from Argentina. This should result in a significant improvement from the first quarter 2002, which produced poor profitability on low international prices.

Agrium's business in Argentina also suffered from the economic uncertainty facing that country in the first quarter of 2002. Agrium continues to monitor the situation in Argentina, and the impact on its operations as the Peso continues to deteriorate. The Peso reached a ratio of 3:1 at the end of the first quarter of 2002. Business activity in the country has slowed considerably and convertibility to U.S. dollars is difficult. The Civil Code in Argentina still allows the agricultural sector to operate in equivalent U.S. dollars. Therefore, both Profertil and ASP, Agrium's retail operation, can sell product at prices which are adjusted for changes in the U.S. to Peso exchange rate. Devaluation of the Argentine Peso reduces Profertil's input costs and therefore should improve its international competitiveness. Profertil also has the ability to sell domestically or to export product, thereby mitigating some of the risk of operating in an environment of political and fiscal uncertainty. Profertil is required to bring U.S. dollars back to Argentina and convert them to Pesos at the market rate, except to meet foreign debt servicing agreements.

This year, the normal appreciation in nitrogen prices leading up to the spring application season did not materialize as expected. Except for the recent jump in the international ammonia price, nitrogen prices have lagged and are currently below prices experienced during the 2001 fall application season. This situation is causing Agrium to be less optimistic about the earnings outlook for the year. The current First Call consensus forecast for Agrium is $0.35 per share for the second quarter of 2002. Given current prices, the outlook for prices for the remainder of the spring season would indicate second quarter earnings of $0.25 to $0.30 per common share.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

North America Wholesale recorded a loss before interest expense and income taxes of $3-million for the first quarter 2002 compared to earnings before interest expense and income taxes (EBIT) of $48-million from the same quarter in 2001. This significant drop in earnings was primarily due to international nitrogen prices, which were significantly below last year's levels. For the first quarter of 2002, the U.S. gulf coast ammonia price averaged $130 per tonne, compared to $288 per tonne for the first quarter of 2001. In South America Wholesale, losses before interest expense and income taxes were $2-million, before Argentine Charges, compared to EBIT of $4-million in the first quarter of 2001, reflecting low international nitrogen prices and lower sales activity in Argentina as a result of the economic situation. After including the Argentine Charges the losses before interest expense and income taxes were $14-million.

North America Retail recorded a loss of $8-million before interest expense and income taxes for the first quarter, a slight improvement compared to the loss of $9-million in the first quarter of 2001. South America Retail losses before interest expense and income taxes for the first quarter 2002 were $1-million, excluding Argentine Charges, compared to a loss of $2-million in 2001, an improvement over the results for 2001, due mainly to the impact of devaluation on Peso denominated expenses. After including the Argentine Charges EBIT was $2-million.

Segmented Results

The following commentary should be read in conjunction with the segmented financial and operating data tables attached.

North America – Wholesale

Nitrogen
Gross profit for nitrogen was $7-million for the first quarter 2002 compared to $62-million for the same period in 2001. Sales volumes were down six percent from the first quarter of 2001 to 921,000 tonnes, primarily due to the timing of shipments to U.S. and Canadian customers leading up to the spring season. The major reason for the sharp decline in gross profit was significantly lower prices. Compared to the first quarter of 2001, average realized prices were lower by $110 per tonne or 44 percent for ammonia and $65 per tonne or 33 percent for urea. This reflects the decline in international prices, measured by the U.S. gulf coast ammonia price, which was off 55 percent from the first quarter 2001. Per tonne cost of goods sold for nitrogen products were nine percent lower for the first quarter 2002 compared to first quarter 2001, reflecting lower natural gas costs, despite natural gas hedging losses recorded in the first quarter of 2002. Overall, nitrogen margins fell from $63 per tonne in the first quarter 2001 to $8 per tonne.

Phosphate
Gross profit for phosphate was $3-million for the first quarter 2002 consistent with the same period in 2001. Sales volumes were up 67 percent from the first quarter of 2001 to 196,000 tonnes. This increase was primarily the result of better production volumes from both the Conda, Idaho facility and Redwater, Alberta. Redwater's performance was also related to improved phosphate rock production from the

Kapuskasing, Ontario facility. Prices for dry phosphate for the first quarter 2002 were down nine percent from the first quarter 2001. However, per tonne costs of good sold were down even more at 18 percent or $39 per tonne, resulting in an overall margin of $12 per tonne compared to break-even in the first quarter 2001.

Potash
Gross profit for potash was $15-million for the first quarter 2002 compared to $13-million for the same period in 2001. Sales volumes were up 23 percent from the first quarter of 2001 to 367,000 tonnes. This increase was due to higher sales volumes in both the North American and export markets. However, prices were $7 per tonne lower in North America for the quarter compared to first quarter 2001, while offshore prices were slightly higher than prices for the first quarter of last year. Gross margin for the quarter was $41 per tonne compared to $43 per tonne for the first quarter 2001.

Sulphate and Other Products
Gross profit for sulphate and other products was $5-million for the first quarter 2002 compared to $3-million for the same period last year.

North America - Retail
First quarter revenues were $114-million, $5-million higher than 2001 primarily due to stronger chemical sales in the western region. A 10 percent increase in fertilizer sales tonnes more than offset lower fertilizer prices. The balance of the sales increase was due to higher seed and service revenue. Gross profit was unchanged at $36-million. Lower fuel costs were the primary contributor to a $1-million selling expense decrease. The combination of the above factors resulted in a loss before interest expense and income taxes that was $1-million lower than the prior year.

South America - Wholesale
Gross profit for the first quarter 2002 was $3-million compared to $8-million in the first quarter of 2001. Lower international nitrogen prices and lower sales activity were the primary reasons for the decline. Agrium's first quarter natural gas costs have been accrued on a pre-devaluation U.S. dollar basis as the effect of devaluation on input costs has yet to be finalized.

On March 4, 2002, the Government announced the imposition of temporary new taxes on exports. At April 30, 2002, the government export tax on secondary agricultural products was five percent, which includes manufactured product such as fertilizer. It is unclear if this rate will prevail and may be subject to further change.

South America – Retail
First quarter 2002 gross profit of $2-million for South America Retail was identical to first quarter of 2001, despite significantly lower revenue as a result of reduced sales activity related to Argentina's current economic situation. The impact of reduced sales has been mitigated by the impact of devaluation on Peso denominated expenses, but the sustainability of EBIT remains unclear.

Financial

Cash provided by (used in) operating activities for the quarter was negative $9-million, a decrease of $47-million from the $38-million in 2001, due primarily to the net loss for the quarter.

In March 2002, Agrium entered into a "bought deal" financing with a syndicate of underwriters to issue 11.2 million common shares at $9.85 per common share. Concurrent with this financing, the revolving credit facilities were reduced from $375-million to $281-million, and certain related covenants were favourably amended. The total proceeds from the issue, net of expenses, was $106-million.

SUPPLEMENTARY DISCLOSURE

The Corporation believes that the disclosure of certain Supplementary information is useful to the investor although such information is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), earnings before interest expense and income tax (EBIT) is a useful supplementary measure as it provides investors with a historical perspective of earnings available prior to debt service and income taxes. The Corporation's method of calculating EBIT may differ from other companies and accordingly EBIT may not be comparable to measures used by other companies.

Management also believes that disclosure of net earnings (losses) before and after the impact of Argentine Charges provides the investor with an understanding of its exposure to Argentina, and the impact of Argentina on its other operations.

Investors should be cautious, however, that these measures not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation's performance.

OTHER

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. The Corporation produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. The Corporation's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, fluctuations in supply and demand of fertilizer, changes in natural gas and other input costs, changes in capital and foreign exchange markets, unexpected agricultural or environmental conditions and government policy changes.

A WEBSITE SIMULCAST

of the 1st Quarter Conference Call will be available in a listen-only mode beginning
Friday, May 3, 2002 at 8:30 a.m. MST (10:30 a.m. EST)
Please log in through the following website: **www.agrium.com**

AGRIUM INC.

Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars except per share information)
(Unaudited)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Sales	**$ 338**	$ 410
Direct freight	**21**	29
Net sales	**317**	381
Cost of product	**246**	256
Gross profit	**71**	125
Expenses		
Selling, general and administrative	**54**	58
Depreciation, depletion and amortization	**33**	32
Other expenses	**12**	6
Argentine charges - Peso translation	**12**	-
- US dollar forced conversion recovery	**(3)**	-
	108	96
Earnings (loss) before interest expense and income taxes	**(37)**	29
Interest on long-term debt	**15**	11
Other interest	**2**	7
Earnings (loss) before income taxes	**(54)**	11
Income tax (recovery) expense	**(18)**	4
Net earnings (loss)	**(36)**	7
Retained earnings - beginning of period	**245**	315
Preferred securities charges	**(3)**	(3)
Retained earnings - end of period	**$ 206**	$ 319
Basic earnings (loss) per common share	**($0.33)**	$0.04
Average outstanding shares (in millions)	**117**	115
Diluted earnings (loss) per common share	**($0.33)**	$0.03
Average outstanding shares (in millions)	**117**	116
Shares outstanding at end of period (in millions)	**126**	115

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended March 31, 2002	2001
Operating:		
Net earnings (loss) for the period	$ **(36)**	$ 7
Depreciation, depletion and amortization	**33**	32
Future income taxes (reduction)	**(12)**	(1)
Argentine charges - Peso translation	**7**	-
- US dollar forced conversion recovery	**(1)**	-
Cash provided by (used in) operating activities	**(9)**	38
Net changes in non-cash working capital	**10**	(150)
Cash provided by (used in) operating activities after changes in non-cash working capital	**1**	(112)
Investing:		
Capital assets	**(6)**	(37)
Other assets	**1**	(21)
Other	**2**	3
Cash used in investing activities	**(3)**	(55)
Financing:		
Common shares	**106**	1
Bank indebtedness	**(137)**	(73)
Issue (repayment) of long-term debt	**(1)**	230
Common share dividends paid	**(6)**	(6)
Preferred securities charges paid	**(3)**	(3)
Cash provided by (used in) financing activities	**(41)**	149
Decrease in cash position	**(43)**	(18)
Cash and cash-equivalents - beginning of period	**51**	18
Cash and cash-equivalents - end of period	$ **8**	$ -

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)

	As at March 31, 2002 (Unaudited)	As at March 31, 2001 (Unaudited)	As at December 31, 2001
ASSETS			
Current assets			
Cash and cash-equivalents	$ **8**	$ -	$ 51
Accounts receivable	**184**	271	218
Income and other taxes receivable	**-**	11	-
Inventories	**507**	531	400
Prepaid expenses	**46**	45	34
	745	858	703
Capital assets	**1,462**	1,465	1,494
Other assets	**111**	167	132
Goodwill	**45**	48	45
	$ **2,363**	$ 2,538	$ 2,374
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness	$ **74**	$ 235	$ 211
Accounts payable and accrued liabilities	**448**	408	349
Income and other taxes payable	**5**	-	13
Current portion of long-term debt	**6**	1	7
	533	644	580
Long-term debt	**619**	631	621
Non-recourse financing - Profertil	**141**	103	141
Other liabilities	**139**	124	127
Future income taxes	**150**	192	162
	1,582	1,694	1,631
Shareholders' equity			
Share capital			
Authorized: unlimited common shares and preferred securities			
Issued:			
Common shares: 2002- 126 million (2001-115 million)	**482**	376	376
Preferred securities:			
8% Non-convertible 2002- 7 million (2001- 7 million)	**171**	171	171
6% Convertible 2002- 2 million (2001-2 million)	**50**	50	50
Retained earnings	**206**	319	245
Cumulative translation adjustment	**(128)**	(72)	(99)
	781	844	743
	$ **2,363**	$ 2,538	$ 2,374

As at March 31, 2002, the Corporation has outstanding nine million options to acquire common shares.
The six percent convertible preferred securities are convertible into four million common shares.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2002
(Millions of U.S. Dollars)
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2001. In management's opinion, the unaudited financial information includes all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current year's presentation.

The consolidated financial statements include the accounts of Agrium Inc. and its subsidiaries.

2. CHANGE IN ACCOUNTING POLICY

Goodwill and Other Intangible Assets – Section 3062
Effective January 1, 2002 the Corporation has adopted this new standard. This standard requires that goodwill and other indefinite life intangible assets be subject to an annual impairment test rather than being amortized. Under the transitional provisions of the new standard, the Corporation is required to complete an initial impairment test by June 30, 2002. Amortization expense in 2001 was approximately $1-million per quarter, before income taxes.

3. SHARE CAPITAL

In March 2002, the Corporation sold 11.2 million common shares at $9.85 per common share to a syndicate of underwriters on a "bought-deal" basis. The total proceeds from the issue, net of expenses, were $106-million, and were used to pay down bank indebtedness. Concurrent with this financing the Corporation's revolving credit facilities were reduced from $375-million to $281-million, and certain related covenants were favourably amended.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2002
(Millions of U.S. Dollars)
(Unaudited)

4. STOCK BASED COMPENSATION

The following is the pro forma net earnings (loss) and basic earnings (loss) per share amounts had the Corporation charged the fair value of stock based compensation to net earnings (loss) in each period:

	Three months ended March 31,			
	2002		2001	
	As Reported	**Pro forma**	As Reported	Pro forma
Net earnings (loss)	**$ (36)**	**$ (37)**	$ 7	$ 6
Earnings (loss) per common share				
Basic	**$ (0.33)**	**$ (0.34)**	$ 0.04	$ 0.03

5. EARNINGS (LOSS) PER COMMON SHARE

The following table summarizes the computation of net earnings (loss) per common share:

	Three months ended March 31,	
	2002	2001
Numerator:		
Net earnings (loss)	$ **(36)**	$ 7
Preferred securities charges net of tax	**(3)**	(3)
Numerator for basic earnings (loss) per share	**(39)**	4
Preferred securities charges net of tax	-	-
Numerator for diluted earnings (loss) per share	$ **(39)**	$ 4
Denominator:		
Weighted average denominator for basic common shares	**117**	115
Dilutive instruments:		
Stock options using the treasury stock method	-	1
Preferred securities converted to common shares		
$175 million, eight percent	-	-
$50 million, six percent	-	-
Denominator for diluted earnings per share	117	116
Basic earnings (loss) per share	$ (0.33)	$ 0.04
Diluted earnings (loss) per share	$ (0.33)	$ 0.03

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2002
(Millions of U.S. Dollars)
(Unaudited)

6. SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North America, and after harvest in South America.

7. SEGMENTED INFORMATION

The Corporation's primary activity is the production and wholesale marketing of nitrogen, potash, phosphate, sulphate and other fertilizer products, and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. Other includes the Corporate functions and inter-segment eliminations.

AGRIUM INC.
(Millions of U.S. dollars)
(Unaudited)

Segmented EBIT for the three months ended March 31,

	2002						2001					
	North America		South America				North America		South America			
	Wholesale	Retail	Wholesale	Retail	Other	Total	Wholesale	Retail	Wholesale	Retail	Other	Total
Net sales - external customers	$ 191	$ 114	$ 9	$ 3	$ -	$ 317	$ 251	$ 109	$ 14	$ 7	$ -	$ 381
- internal customers	14		-	-	(14)	-	12	-	1	-	(13)	-
Total net sales	205	114	9	3	(14)	317	263	109	15	7	(13)	381
Cost of product	175	78	6	1	(14)	246	182	73	7	5	(11)	256
Gross profit	30	36	3	2	-	71	81	36	8	2	(2)	125
Gross profit %	15%	32%	33%	67%	0%	22%	31%	33%	53%	29%	15%	33%
Expenses:												
Selling, general and administrative	9	41	1	2	1	54	7	42	1	3	5	58
Depreciation, depletion and amortization	21	5	4	1	2	33	21	5	3	1	2	32
Other (income) expenses	3	(2)	-	-	11	12	5	(2)	-	-	3	6
Argentine charges - Peso translation	-	-	12	-	-	12	-	-	-	-	-	-
- US dollar forced conversion recovery	-	-	-	(3)	-	(3)	-	-	-	-	-	-
	33	44	17	-	14	108	33	45	4	4	10	96
Earnings before interest expense and income taxes	$ (3)	$ (8)	$ (14)	$ 2	$ (14)	$ (37)	$ 48	$ (9)	$ 4	$ (2)	$ (12)	$ 29

15 of 17

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

	Three months ended March 31,											
	2002						2001					
				Tonnes (000's)						Tonnes (000's)		
	Net Sales	Cost of Product	Gross Profit	Sales	Inventory	Margin ($/Tonne)	Net Sales	Cost of Product	Gross Profit	Sales	Inventory	Margin ($/Tonne)
North America Wholesale												
Nitrogen												
Ammonia	$ 33	$ 30	$ 3	262	429	$ 11	$ 77	$ 46	$ 31	343	464	$ 90
Urea	56	53	3	466	388	6	77	55	22	434	401	51
Nitrate and other	26	25	1	193	307	5	35	26	9	208	330	43
Total Nitrogen	115	108	7	921	1,124	8	189	127	62	985	1,195	63
Phosphate - Dry	31	29	2	165	188	12	19	19	-	88	220	-
Phosphate - Liquid	10	9	1	31	20	32	11	8	3	29	20	103
Potash	36	21	15	367	312	41	30	17	13	299	358	43
Sulphate and other products	13	8	5	83	128	60	14	11	3	77	143	39
	205	175	30	1,567	1,772	19	263	182	81	1,478	1,936	55
North America Retail												
Fertilizers	56	41	15				57	42	15			
Chemicals	45	29	16				41	25	16			
Other products and services	13	8	5				11	6	5			
	114	78	36				109	73	36			
South America Wholesale												
Nitrogen	9	6	3	86	54	35	15	7	8	92	102	87
Other products and services	-	-	-				-	-	-			
	9	6	3				15	7	8			
South America Retail												
Fertilizers	1	-	1				3	2	1			
Other products and services	2	1	1				4	3	1			
	3	1	2				7	5	2			
Other	(14)	(14)	-				(13)	(11)	(2)			
Total	$ 317	$ 246	$ 71				$ 381	$ 256	$ 125			

AGRIUM INC.

Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

Three months ended March 31,

	2002						2001					
	Net Sales	Cost of Product	Gross Profit	Gross Profit %	Tonnes (000's)	Margin ($/Tonne)	Net Sales	Cost of Product	Gross Profit	Gross Profit %	Tonnes (000's)	Margin ($/Tonne)
North America												
Nitrogen	$ 77	$ 68	$ 9	12%	533	$ 17	$ 125	$ 89	$ 36	29%	628	$ 57
Phosphate	41	38	3	7%	196	15	30	27	3	10%	117	26
Potash	24	16	8	33%	225	36	19	12	7	37%	165	42
Sulphate and other products	10	7	3	30%	59	51	13	10	3	23%	65	46
North America Retail	114	78	36	32%	-	-	109	73	36	33%	-	-
Other	(14)	(14)	-	0%	-	-	(13)	(11)	(2)	15%	-	-
	252	193	59	23%	1,013		283	200	83	29%	975	
International												
Nitrogen	47	46	1	2%	474	2	79	45	34	43%	449	76
Potash	12	5	7	58%	142	49	11	5	6	55%	134	45
Sulphate and other products	3	1	2	67%	23	-	1	1	-	0%	12	-
South America Retail	3	1	2	67%	-	-	7	5	2	29%	-	-
	65	53	12	18%	639		98	56	42	43%	595	
Total	$ 317	$ 246	$ 71	22%	1,652		$ 381	$ 256	$ 125	33%	1,570	

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